MasterCraft Boat Holdings, Inc.

Conflict Minerals Report

For the Year Ended December 31, 2024

Company Overview

MasterCraft Boat Holdings, Inc. (the “Company”, “we” or “our”) is the parent entity of MasterCraft Boat Company, LLC and Crest Marine, LLC. We are a leading designer, manufacturer, and marketer of recreational powerboats. Our boats are used for water skiing, wakeboarding and wake surfing, as well as general recreational boating. As a leader in recreational marine, we strive to deliver the best on-water experience through innovative, high-quality products with a relentless focus on the consumer.

Summary

Based on the Company’s reasonable country of origin inquiry (“RCOI”) and the procedures described in this Form SD, the Company has determined that, with respect to the majority of products subject to inquiry by Rule 13p1 for the period from January 1, 2024 to December 31, 2024 (the “Reporting Period”), the Company has no reason to believe these products contain Conflict Minerals (as defined in Rule 13p1) that may have originated in the Democratic Republic of Congo or an adjoining country (collectively, the “Covered Countries”).

With respect to a minority of products subject to inquiry by Rule 13p1 for the Reporting Period, there is reason to believe that Conflict Minerals contained in those certain products may have originated in the Covered Countries.

Reasonable Country of Origin Inquiry (RCOI)

For products manufactured or contracted to manufacture that were completed during the Reporting Period (the “Completed Products”), the Company evaluated those products to determine if Conflict Minerals may have been present and potentially necessary to the production or functionality of the Completed Products. Following this evaluation, the Company then engaged in a RCOI by identifying, through a risk-based approach, those suppliers that were likely to provide products containing Conflict Minerals during the year ended December 31, 2024. The Company then contacted each identified supplier to ascertain whether Conflict Minerals were used in the supplier’s products as provided to the Company. In aggregate, the Company reviewed over 330 supplier responses during the Reporting Period.

Supplier responses can be grouped into five main categories:

(1)	The supplier represented that its products did not contain Conflict Minerals from the Covered Countries.
(2)

The supplier represented that it had not completed its own diligence about its products in order to be able to certify to the Company whether the supplier’s products contain Conflict Minerals from the Covered Countries.

(3)	The supplier represented that it had completed its diligence but was unable to determine whether its products contain Conflict Minerals from the Covered Countries.
(4)	The supplier represented that its products contained Conflict Minerals that did or may have originated in the Covered Countries.
(5)	The supplier provided no response to the inquiry.

The Company evaluated each response to provide a level of assurance as to the response’s validity. For nonresponsive suppliers, the Company conducted additional outreach (including mailings or telephone contact).

Determination

Following the RCOI, the Company concluded that, for the majority of products subject to inquiry during the Reporting Period, it has no reason to believe that any necessary Conflict Minerals in certain Completed Products may have originated in a Covered Country.

Following the RCOI, the Company determined that it did have reason to believe that a limited amount of necessary Conflict Minerals in some Completed Products may have originated in a Covered Country.

Pursuant to the Public Statement issued by the Division of Corporate Finance of the Securities and Exchange Commission on April 7, 2017, the Company has provided the disclosure required under the provisions of paragraphs (a) and (b) of Item 1.01 of Form SD for its Completed Products subject to inquiry during the Reporting Period, and has chosen not to file, as an exhibit to this Form SD, the Conflict Minerals Report otherwise required by Item 1.01(c).

This Form SD is available in the investor relations section of our website, which is located at http://www.mastercraft.com/.

Additional Information

Any references to the Company’s website in this Form SD and available on such website are for convenience only, and the contents of that site are not incorporated by reference into, and are not otherwise a part of, this Form SD.

This Form SD contains statements that are forward looking, as that term is defined by the Private Securities Litigation Reform Act of 1995 or by the SEC in its rules, regulations and releases. Forward-looking statements also include any statement that is not based on historical fact, including statements containing the words “believes,” “may,” “plans,” “will,” “could,” “should,” “estimates,” “continues,” “anticipates,” “intends,” “expects” and similar expressions. The Company intends that such forward-looking statements be subject to the safe harbors created thereby. All forward-looking statements are based on current expectations regarding important risk factors and should not be regarded as a representation by the Company or any other person that the results expressed therein will be achieved. The Company assumes no obligation to revise or update any forward-looking statements for any reason, except as required by law. Important factors that could cause actual outcomes to differ materially from those contained in any forward-looking statement include those described in the Company’s reports, including its Form 10‑K for the year fiscal ended June 30, 2024 and other forms filed by the Company with the SEC.